December 11, 2019

William Y. Carrol, Jr.
Chief Executive Officer
SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919

       Re: SmartFinancial, Inc.
           Registration Statement on Form S-4
           Filed December 6, 2019
           File No. 333-235409

Dear Mr. Carrol:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Kyle G. Healy, Esq.